June 24, 2013

Apple	Inc.

1 Infinite Loop

Cupertino, CA 95014

BY EDGAR

To:	Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Apple Inc.

Form 10-K for the Fiscal Year Ended September 29, 2012

Filed on October 31, 2012

File No. 000-10030

Dear Ms. Collins,

Apple Inc. (the “Company”) provides the following response to the comments contained in the letter (the “Comment Letter”) of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 13, 2013, relating to the above-referenced filing.

In response to the Comment Letter, and to facilitate review, we have repeated the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-K for the fiscal year ended September 29, 2012

Item 1A. Risk Factors

“The Company could be subject to changes in its tax rates . . .,” page 19

1.	You state that because you are subject to taxes in the United States and numerous foreign jurisdictions, you could be subject to changes in tax rates, the adoption of new United States or international tax legislation, or exposure to additional tax liabilities. These appear to be risks that could apply to any registrant with international operations. Please tell us what consideration you have given to including a more tailored discussion of any specific risks associated with your current tax structure, including any agreements or arrangements that provide material tax benefits. See Item 503(c) of Regulation S-K.

The Company acknowledges the Staff’s comment and notes that Item 503(c) of Regulation S-K states, among other things, that the Company is to “Explain how the risk affects the issuer . . . .” Accordingly, the Company’s existing risk factor disclosure specifically explains that its future effective tax rates are subject to “changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in tax laws or their interpretation.”

U.S. Securities and Exchange Commission

June 24, 2013

Except as already disclosed in its existing risk factor disclosure, the Company does not believe that its current tax structure presently creates a specific material risk to the Company. In making this determination, the Company considered the following factors, among others:

•	the likelihood and timing of material changes in U.S. tax laws or regulations;

•	the likelihood and timing of material changes in the tax laws of other countries in which the Company operates;

•	whether potential changes in U.S. and foreign tax laws would have a disproportionate impact on the Company and whether such impact would be material; and

•	the likelihood of material changes in the jurisdictional mix of the Company’s earnings.

In light of the Staff’s comment, however, the Company intends to include additional disclosure in the risk factor in future filings substantially similar to the following in order to address the specific impact of potential changes in its effective tax rates and taxation: “If the Company’s effective tax rates were to increase, or if the ultimate determination of the Company’s taxes owed in the U.S. or foreign jurisdictions is for an amount in excess of amounts previously accrued, the Company’s operating results, cash flows, and financial condition could be adversely affected.” In addition, the Company will continue to consider and, as appropriate, will include in its future filings further discussion of any other specific risks created by its current tax structure, to the extent such risks are determined to constitute material risks to the Company.

Form 10-K for the fiscal year ended September 29, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Income Taxes, page 36

2.	We note your disclosure that the company’s effective rates for the periods presented differ from the statutory federal income tax rate of 35% due primarily to certain undistributed foreign earnings for which no U.S. taxes are provided because such earnings are intended to be indefinitely reinvested outside the U.S. To the extent that a material amount of such funds are held in certain countries, tell us the names and tax rates of such countries.

In response to the Staff’s comment, the Company notes that substantially all of the Company’s $40.4 billion in undistributed international earnings intended to be indefinitely reinvested in operations outside the U.S. (as of September 29, 2012) was generated by subsidiaries organized in Ireland, which has a statutory tax rate of 12.5%. The Company supplementally advises the Staff that most countries in which the Company operates have tax rates lower than that of the U.S.

Form 10-K for the fiscal year ended September 29, 2012

Item 8. Financial Statements and Supplementary Data

Note 5 – Income Taxes, page 61

3.	Your financial statements indicate that you provide for any related tax liability on undistributed foreign earnings that “may be repatriated.” Please explain to us how the phrase “may be repatriated” should be interpreted in this context. We note that Tim Cook, the company’s Chief Executive Officer, stated in testimony before the Permanent Subcommittee on Investigations of the U.S. Senate on May 21, 2013 that you have no plans to repatriate these earnings at the current tax rate. In addition, explain to us how you evaluated the criteria for the exception to recognition of a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for undistributed earnings that are intended to be indefinitely reinvested.

U.S. Securities and Exchange Commission

June 24, 2013

The Company provides for tax liabilities on undistributed earnings of its foreign subsidiaries in accordance with ASC 740-30-25. Specifically, ASC 740-30-25-3 presumes that all undistributed earnings of a company’s subsidiaries will be transferred to the parent company unless such earnings meet the indefinitely reinvested exception under ASC 740-30-25-17, even in the absence of a current plan to repatriate. With respect to its international earnings, the Company’s statement, “amounts that may be repatriated,” refers to the portion of its undistributed earnings not considered to be indefinitely reinvested outside the U.S. While the Company is not asserting under ASC 740-30-25-17 that such earnings are indefinitely reinvested, it has no current plans for their repatriation. Accordingly, Mr. Cook’s testimony that the Company has no current plans to repatriate those earnings is consistent with the Company’s accounting treatment.

In making its determinations when evaluating the criteria for indefinite reinvestment under ASC 740-30-25-17, the Company considers various factors in accordance with ASC 740-30-05-4. These factors include: financial requirements of the parent company; financial requirements of each subsidiary of the parent company; operational and fiscal objectives of the parent company, both long-term and short-term; remittance restrictions imposed by governments; and tax consequences of the remittance.

The Company intends to clarify its disclosure in future filings to the effect that “The Company’s consolidated financial statements provide for any related tax liability on undistributed earnings that the Company does not intend to be indefinitely reinvested outside the U.S.”

Form 10-K for the fiscal year ended September 29, 2012

Item 8. Financial Statements and Supplementary Data

Note 5 – Income Taxes, page 61

4.	We note the caption in your effective income tax rate reconciliation table “Indefinitely invested earnings of foreign subsidiaries.” Please explain how such amounts were determined in each period and identify the significant components of this line item for each period presented.

In response to the Staff’s comment, the Company notes that the tax benefits disclosed in the effective tax rate reconciliation table under the heading “Indefinitely Invested Earnings of Foreign Subsidiaries,” solely represent the difference between the U.S. statutory rate of 35% and the local tax rate on those indefinitely reinvested undistributed earnings, substantially all of which were generated by subsidiaries organized in Ireland. As disclosed in the effective tax rate reconciliation table, the Company had tax benefits from indefinitely reinvested earnings of foreign subsidiaries totaling $5,895 million, $3,898 million, and $2,125 million for 2012, 2011, and 2010, respectively.

*      *      *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

U.S. Securities and Exchange Commission

June 24, 2013

If you have any questions regarding the Company’s responses, you may contact me at (408) 974-6614 or Bruce Sewell, Senior Vice President, General Counsel and Secretary, at (408) 974-0025.

Very truly yours,

/s/ Peter Oppenheimer

Peter Oppenheimer

Senior Vice President, Chief Financial Officer

cc:	Bruce Sewell, Senior Vice President, General Counsel and Secretary, Apple Inc.

Luca Maestri, Vice President and Corporate Controller, Apple Inc.

Martin P. Dunn, O’Melveny & Myers LLP